January 3, 2014

Mr. Gus Rodriguez

Accounting Branch Chief

Division of Corporate Finance

United States Securities and Exchange Commission

Washington, D.C. 20549

Via EDGAR Correspondence

RE:	BNC Bancorp

Form 10-K for Fiscal Year Ended December 31, 2012

Filed March 18, 2013

File No. 000-50128

Dear Mr. Rodriguez:

This letter responds to the comment of the Staff of the United States Securities and Exchange Commission in a letter dated December 24, 2013, concerning BNC Bancorp’s (the “Company”) Form 10-K for the fiscal year ended December 31, 2012, filed on March 18, 2013. For your convenience, we have repeated your comment immediately prior to the Company’s response.

Form 10-K for the year ended December 31, 2012

Note 5. Investment Securities, page 83

1. You have investments of over $337 million in U.S. states and political subdivisions that comprise 120% of your shareholders’ equity at December 31, 2012. Please provide us proposed revised disclosure to be included in future periodic reports that:

•	disclose the amortized cost and fair value of your general obligation and special revenue bonds categorized by state, municipality and political subdivision;
•	disclose the nature and primary revenue sources for your special revenue bonds;
•	disclose any concentrations in state, municipal and political subdivision bonds;
•	disclose your procedures for evaluating investments in states, municipalities and political subdivisions and how you factor in the credit ratings of these securities in your investment analysis. Also, tell us the investments for which you performed these procedures and, for those where these procedures resulted in you concluding that the rating assigned by the third party credit rating agency was significantly different than your internal analysis, provide the fair value and amortized cost of those investments, as well as how and why your conclusion differed.

Response:

We propose to include the following disclosure for December 31, 2012, and such disclosures for subsequent periods, in Management’s Discussion and Analysis of Financial Condition and Results of Operations in future filings:

Mr. Gus Rodriguez

United States Securities and Exchange Commission

January 3, 2014

“At December 31, 2012, the Company’s investment securities portfolio included 284 taxable and tax-exempt debt instruments issued by various U.S. states, counties, cities, municipalities and school districts with a total amortized cost of $322.5 million and total fair value of $337.1 million. The following table is a summary, by U.S. state, of the Company’s investment in the obligations of state and political subdivisions (dollars in thousands):

	December 31, 2012
	Amortized Cost	Fair Value
Obligations of state and political subdivisions:
General obligation bonds:
Texas	$117,495	$124,461
Washington	28,992	30,193
North Carolina	19,034	18,981
California	16,516	17,347
Ohio	15,554	16,662
Pennsylvania	13,157	13,493
Arkansas	7,692	7,746
Kansas	6,006	6,560
Florida	5,152	5,302
Other (17 states)	37,374	39,926
Total general obligation bonds:	266,972	280,671
Revenue bonds:
North Carolina	17,012	17,054
Indiana	8,102	8,840
Texas	6,804	6,974
South Carolina	5,863	5,962
Massachusetts	4,093	4,009
New York	3,284	3,359
Other (8 states)	10,354	10,252
Total revenue bonds:	55,512	56,450
Total obligations of state and political subdivisions	$322,484	$337,121

The largest exposure we have in general obligation bonds was 64 bonds issued by various school districts in Texas with a total amortized cost basis of $88.2 million and total fair value of $94.1 million at December 31, 2012. Of this total, $67.4 million in amortized cost and $72.1 million in fair value are guaranteed by the Permanent School Fund of the State of Texas.

The revenue sources related to the Company’s investment in revenue bonds are summarized in the following table (dollars in thousands):

Mr. Gus Rodriguez

United States Securities and Exchange Commission

January 3, 2014

	December 31, 2012
	Amortized Cost	Fair Value
Revenue bonds by revenue source:
Water and sewer	$11,090	$11,097
College and university	10,429	10,727
Health, hospitality and nursing home	7,838	7,858
Power and electricity	4,962	4,924
Lease (abatement)	3,827	4,337
Lottery	2,839	2,816
Other	14,527	14,691
Total revenue bonds:	$55,512	$56,450

The largest single exposure we have in revenue bonds is five bonds issued by the North Carolina Medical Care Commission to be repaid by future pledged revenues generated from a leading academic healthcare system, with a total amortized cost of $7.8 million and total fair value of $7.9 million at December 31, 2012.

Currently, all of the Company’s investments in state and political subdivisions are rated as investment grade by one or more nationally recognized credit ratings agencies. Investments in state and political subdivisions are subject to an initial pre-purchase credit assessment and ongoing monitoring. The factors considered in this analysis include review of the credit rating, as provided by one or more nationally recognized credit ratings agencies, capacity to pay, market and economic data, soundness of budgetary position, and sources, strength, and stability of tax or enterprise revenue, as well as any other factors as are available and relevant to the security or issuer. While the Company does not place sole reliance on the credit rating of the security, no investment in state or political subdivision is considered for purchase unless it has an investment grade credit rating by one or more nationally recognized credit ratings agencies. The Company will also perform additional detailed risk analysis should any security be downgraded below investment grade to determine if the security should be retained or sold. This risk analysis includes, but is not limited to, discussions with third party municipal credit analysts and review of the nationally recognized credit rating agency's analysis describing the downgrade.

The Company's evaluation of its investment in state and political subdivisions at December 31, 2012 did not uncover any facts or circumstances resulting in significantly different credit ratings than those assigned by a nationally recognized credit rating agency.

See footnote 5 to the consolidated financial statements for additional information regarding the Company’s investment securities.”

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Mr. Gus Rodriguez

United States Securities and Exchange Commission

January 3, 2014

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses. If you need any further information related to these matters, please contact me at 336-802-5218.

Sincerely,

/s/ Ronald J. Gorczynski

Executive Vice President and Chief Accounting Officer

cc:	Richard D. Callicutt II, President and Chief Executive Officer

David B. Spencer, Senior Executive Vice President and Chief Financial Officer